NovaBridge Biosciences Appoints Dr. Srishti Gupta as Chief Executive Officer

ROCKVILLE, MD, June 29, 2026 (GLOBE NEWSWIRE) – NovaBridge Biosciences (Nasdaq: NBP) (“NovaBridge” or the “Company”), a clinical-stage biopharmaceutical company advancing innovative medicines for areas of significant unmet need, today announced the appointment of Srishti Gupta, MD MPP as Chief Executive Officer and a member of the Company's Board of Directors, effective July 1, 2026. Xi-Yong (Sean) Fu PhD MBA will step down as Chief Executive Officer to pursue other opportunities. Dr. Fu will support the Company in an advisory capacity during the transition.

Dr. Gupta is an experienced CEO who brings more than two decades of transformative leadership across biopharmaceuticals, global health, and strategy. As CEO of NovaBridge, she will focus on advancing givastomig toward registration, expanding the ophthalmology franchise under Visara, and establishing strategic partnerships to maximize the potential of the Company’s medicines for patients and shareholders globally.

“Srishti’s perspective as both a physician and CEO makes her uniquely suited to lead NovaBridge,” said Fu Wei, Chairman of the Board of NovaBridge. “Her global commercial experience and proven ability to build strategic partnerships positions NovaBridge to advance givastomig and VIS-101 toward registration, and deliver innovative medicines to patients. I am confident in her ability to create lasting value for our patients and shareholders. The Board and I are grateful to Sean Fu for his contributions to NovaBridge as our former CEO and wish him well in his future endeavors.”

"Extraordinary science is being created faster than the industry's ability to bring it to patients — and NovaBridge was built to bridge that gap," said Dr. Gupta. "We believe our competitive advantage is identifying underappreciated, differentiated assets and advancing them toward registration and global reach through the right partnerships. My immediate priority is delivering on that promise for patients and shareholders."

About Srishti Gupta, MD MPP

Dr. Srishti Gupta is a physician-executive with more than two decades of leadership experience across biopharmaceuticals, global health, and strategy.

Most recently, she served as Chief Executive Officer of Idorsia Ltd (SIX: IDIA), a Switzerland-based biopharmaceutical company. Appointed to lead the company after four years on its board of directors, she executed a full operational and financial turnaround.

Earlier in her career, Dr. Gupta spent 18 years at McKinsey & Company, where she led the firm’s Global Health Practice for more than a decade and built large-scale public-private partnerships across the United States, Europe, and emerging markets. She advised life sciences companies and governments on strategy, growth, market access, and organizational transformation, and served on the faculty of the MIT Sloan School of Management.

Dr. Gupta serves as a member of the board of Santhera Pharmaceuticals (SIX: SANN). She has previously served on the boards of directors of Invivyd, Inc. (Nasdaq: IVVD), where she chaired the Compensation Committee, and Idorsia Ltd (SIX: IDIA), where she chaired the Nominations Governance and Compensation Committee. She also serves as a member of the board of directors of Partners In Health and a Board Trustee of the International Vaccine Institute.

Dr. Gupta holds a Doctor of Medicine from Harvard Medical School; a Master of Public Policy in international development from Harvard Kennedy School; a Master of Philosophy in Natural Sciences from the University of Cambridge; and a Master of Arts in Molecular and Cellular Biology and a Bachelor of Arts in Biological Sciences, both from Harvard University.

About NovaBridge

NovaBridge is a clinical-stage biopharmaceutical company advancing innovative medicines for areas of significant unmet need. The Company combines deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets, enabling transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential first-in-class Claudin 18.2-Targeted Immuno Amplifier (CTIA) — a Claudin 18.2 × 4-1BB bispecific antibody — and VIS-101, a purpose-designed, potential best-in-class dual VEGF-A × ANG-2 inhibitor.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed, and is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. It is being evaluated in a global, randomized Phase 2 study, following positive topline results from a Phase 1b, multicenter, open-label study in first-line gastric cancer. NovaBridge is also collaborating with its partner, ABL Bio, on ragistomig, a bispecific antibody combining PD-L1 as a tumor engager with 4-1BB as a conditional T-cell activator, in solid tumors. In addition, NovaBridge holds worldwide rights outside of China to uliledlimab, an anti-CD73 antibody targeting adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more rapid, robust, and durable treatment responses for patients with retinal vascular diseases, including wet age-related macular degeneration, diabetic macular edema, and retinal vein occlusion. It has completed a randomized, dose-ranging Phase 2a study in wet AMD and expects to initiate a dose-determining Phase 2b study in the second half of 2026. NovaBridge is the majority shareholder of Visara, Inc., which controls global rights to VIS-101 outside of Greater China and certain countries in Asia.

For more information, visit www.novabridge.com and follow NovaBridge on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “believes,” “designed to,” “anticipates,” “future,” “intends,” “plans,” “potential,” “estimates,” “confident,” “look forward” and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s expectations regarding the expected impact of the appointment of Dr. Gupta, the Company’s strategy and plans; the strategic and clinical development of the Company’s drug candidates, including givastomig, VIS-101, ragistomig, and uliledlimab; the potential for these product candidates to receive regulatory approval from the FDA or equivalent foreign regulatory agencies, and whether, if approved, these product candidates will be successfully distributed and marketed and the potential market opportunity for these product candidates; and anticipated clinical milestones and results, and related timing. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval or eligibility for or achievement of Accelerated Approval Pathway; the content and timing of decisions made by the relevant regulatory authorities, including the FDA, regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the

Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; the impact of macroeconomic conditions, including inflation, tariffs, volatile interest rates, regulatory uncertainty, potential government shutdowns, volatility in the capital markets, and regional and other global events, including ongoing armed conflicts in different regions of the world; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 7, 2026 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

NovaBridge Biosciences

+1-240-745-6330

IR@novabridge.com

Bill Begien, VP, Investor Relations

bill.begien@novabridge.com

Jessica Zhang, Director, Public Relations

jessica.zhang@novabridge.com